EXHIBIT 99.3

AC Immune Reports Third Quarter 2017 Financial Results and Corporate Update

▪	Expansion of pipeline with two new antibodies against proteins alpha-synuclein and TDP-43

▪	Recruitment of first cohort completed for anti-beta vaccine targeting Alzheimer’s symptoms in adults with Down syndrome

▪	Strong cash position of CHF 117.2 million (USD 120.9 million) provides resources to advance pipeline of nine therapeutic and three diagnostic candidates

Lausanne, Switzerland, November 13, 2017 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the third-quarter ended September 30, 2017.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “Our third quarter was highlighted by our pipeline expansion with two new antibodies against alpha-synuclein and TDP-43, and completion of recruitment of the first cohort in a trial in adults with Down syndrome. Studying populations predisposed to Alzheimer’s and broadening our pipeline into other diseases characterized by misfolding proteins are integral to the Company’s business strategy. We look forward to providing additional updates at investor and scientific conferences, as well as continued news during the remainder of 2017 and 2018.”

Key Financial Data – Unaudited (CHF million1)

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
Revenues	1.0	1.3	3.8	21.7
R&D expenses	8.2	7.7	22.5	18.7
G&A expenses	2.5	1.7	7.0	4.5
Income (Loss) for the period	(8.8)	(9.1)	(30.6)	(2.3)
Adjustments: Non-Cash share-based compensation	0.6	0.2	0.8	0.4
Foreign currency remeasurement (Gains)/Losses	(0.8)	1.0	4.8	0.7
Adjusted Income (Loss)[2]	(9.0)	(7.9)	(25.0)	(1.2)
EPS – basic and diluted	(0.15)	(0.18)	(0.54)	(0.05)
Adjusted EPS – basic and diluted[2]	(0.16)	(0.16)	(0.44)	(0.03)
	As of
	September 30, 2017		December 31, 2016
Cash and cash equivalents	117.2		152.2
Total shareholders’ equity	112.7		142.4

(1)	Key financial data in CHF million except for share and per share data.

(2)	Adjusted Income (Loss) and Adjusted EPS are non-IFRS measures. See “Non-IFRS Financial Measures” below for further information.

Revenues
Revenues fluctuate as a result of the timing of signing new collaboration agreements, the timing of milestone achievements, and the size of each milestone payment.

AC Immune generated revenues of CHF 1.0 million in the three months ended September 30, 2017, a decrease of CHF 0.3 million over the comparable period in 2016. For the nine months ended September 30, 2017, AC Immune recorded revenues of CHF 3.8 million, a decrease of CHF 18.0 million from CHF 21.8 million in the same period of 2016.

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For the nine months ended September 30, 2017, the decrease in collaboration revenues was principally due to the recognition of two milestones reached in the first nine months of 2016 related to the anti-Tau antibody agreement with Genentech and the anti-Tau vaccine agreement with Janssen. Revenues in the first nine months of 2017 were mainly driven by a EUR 1 million (CHF 1.1 million) milestone from Piramal Imaging for the initiation of the Phase 1 clinical trial in the orphan indication of Progressive Supranuclear Palsy (PSP), and the recognition of CHF 2.7 million in research contribution revenues related to the alpha-synuclein and TDP-43 PET tracer collaboration with Biogen.

Research & Development (R&D) Expenses

For the three and nine months ended September 30, 2017, research and development expenses totaled CHF 8.2 million and CHF 22.5 million, respectively, compared with CHF 7.7 million and CHF 18.7 million for the same periods in 2016.

This increase was primarily driven by further investment in the two anti-Abeta ACI-24 vaccine programs in Alzheimer’s disease and Down syndrome, in programs focused on Parkinson’s disease such as alpha-synuclein PET imaging, and in discovery programs for neurodegenerative orphan indications. The R&D investment also reflects the addition of new hires brought on board to accelerate the development of proprietary and partnered pipeline candidates.

General and Administrative (G&A) Expenses

General and administrative expenses amounted to CHF 2.5 million and CHF 7.0 million in the three and nine months ended September 30, 2017 compared with CHF 1.7 million and CHF 4.5 million in the same periods in 2016, respectively. The increase is predominantly due to increased operating expenses as the Company was publicly traded for the first nine months of 2017 and not in the comparable 2016 period.

IFRS Loss for the period

For the three and nine months ended September 30, 2017, the Company had a net loss after taxes of CHF 8.8 million and CHF 30.6 million compared with net loss of CHF 9.1 million and CHF 2.3 million for the same periods in 2016. The decline in profitability is attributable to the decreased revenues for the periods as a result of prior milestone achievements and an increase in R&D and G&A expenses as outlined above.

Cash position

As of September 30, 2017 AC Immune had total cash of CHF 117.2 million compared to CHF 152.2 million as of December 31, 2016. The decrease of CHF 35 million is principally due to the net loss of CHF 30.6 million for the nine month period. Net cash flows used in operating activities were CHF 28.4 million, due to the higher investments in our major discovery and development programs and the strengthening of the Company’s infrastructure, systems and organization during our first year as a publicly-traded company. Further details are available in our corresponding Statements of Cash Flows filed with our Form 6-K.

Third Quarter 2017 Company Highlights

ACI-24 – anti-Abeta vaccine in Phase 1b in individuals with Down syndrome

Together with our prestigious partners recruitment was completed for the low-dose cohort in a Phase 1b trial targeting Alzheimer’s disease-like characteristics in individuals with Down syndrome. The study evaluates the safety, tolerability and immunogenicity of the anti-Abeta vaccine ACI-24 and is being funded through a grant from The US National Institute on Ageing and an additional grant from the LuMind Research Down Syndrome Foundation. Interim results are expected in 2018.

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Pipeline expansion with new antibodies against alpha-synuclein and TDP-43

This discovery marks the advancement of our business strategy by targeting pathological proteins involved in Alzheimer’s and Parkinson’s, beyond Abeta and Tau. These two antibodies might potentially also address significant neurodegenerative and orphan indications. Alpha-Synuclein is an established target for Parkinson’s disease and other Lewy body diseases while TDP-43 is a recently identified target of growing interest for neuro-orphan indications such as Frontotemporal Lobar Degeneration. Both antibodies were discovered using the Company’s proprietary SupraAntigen platform which has already generated four products in clinical development including Crenezumab our lead product candidate that is partnered with Genentech/Roche in Phase 3 for Alzheimer’s.

Continuation of 2015 Grant from The Michael J. Fox Foundation for Parkinson’s Research

In October 2017 the Company announced it has been awarded a continuation of a February 2015 research grant from the Michael J. Fox Foundation for Parkinson’s Research (MJFF). This provides funds for the development of Positron Emission Tomography (PET) tracers for the alpha-synuclein protein, to support the early diagnosis and clinical management of Parkinson’s disease. AC Immune has been collaborating on this biomarker program with Biogen, since April 2016. AC Immune expects to move the program into clinical development in 2018.

Subsequent events:

Anti-Tau antibody - Genentech moved into Phase 2 triggering milestone

In November 2017, AC Immune became eligible to receive a milestone payment of CHF 14 million upon the dosing of the first patient in a Phase 2 clinical trial for Alzheimer’s disease (AD) the anti-Tau monoclonal antibody RO7105705 under a collaboration agreement with Genentech. This is the third milestone payment under the 2012 strategic collaboration and licensing agreement with Genentech for anti-Tau antibodies for the treatment of AD and other neurodegenerative diseases and is expected to be paid in the fourth quarter of 2017.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Income (Loss) and Adjusted Earnings (Loss) per share when monitoring and evaluating our operational performance. Adjusted Income (Loss) is defined as income (loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Earnings (Loss) per share is defined as Adjusted Income (Loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or substitute for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income (loss). The following table reconciles net income (loss) to Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share for the periods presented:

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Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and
Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
in CHF thousands except for share and per share data
Income/(Loss)	(8,793)	(9,102)	(30,575)	(2,329)
Adjustments:
Non-cash share-based payments (a)	570	200	824	350
Foreign currency (gains)/losses (b)	(800)	932	4,843	727
Adjusted Income/(loss)	(9,023)	(7,970)	(24,908)	(1,252)
Earnings/(Loss) per share – basic and diluted	(0.15)	(0.18)	(0.54)	(0.05)
Adjustment to earnings/(loss) per share – basic and diluted	(0.01)	0.02	0.10	0.02
Adjusted Earnings (Loss) per share – basic and diluted	(0.16)	(0.16)	(0.44)	(0.03)
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – basic and diluted	57,164,145	49,453,058	57,023,032	47,993,347

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Non-IFRS Expenditures

Adjustments for the three and nine months ended September 30, 2017 were CHF 0.2 million in net gains and CHF 5.7 million in net losses, respectively. These were largely due to foreign currency remeasurement gains and losses of CHF 0.8 million and CHF 4.8 million, respectively, predominantly related to the cash balance of the Company as a result of a weakening of the US Dollar against the Swiss Franc for most of the first half of the year offset by gains in the third quarter. The Company also recorded CHF 0.6 million and CHF 0.8 million for the three and nine months, respectively, for share-based compensation expenses.

About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company focused on neurodegenerative diseases with four product candidates in clinical trials. The Company designs, discovers and develops therapeutic and diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s Disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates. The most advanced of these is crenezumab, an anti-Abeta antibody in Phase 3 clinical studies for AD that is being conducted by the collaboration partner Genentech. Other collaborations

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include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe Eva Schier AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: eva.schier@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles /Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

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